Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Activates 29 Towers in October and Advances NuEnergy
Infrastructure Platform

Quebec, QC, Canada – October 14, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, today announced the activation of 29 towersin October and provided an update on NuEnergy Africa Ltd (“NuEnergy”), its wholly owned energy subsidiary. The sites advance the conversion of NuRAN’s contracted backlog of more than 5,000 towers into operating assets and recurring revenue. NuEnergy is being developed as a dedicated platform for the solar, battery-storage and hybrid power systems supporting NuRAN’s network, with the objective of improving site economics, increasing asset utilization and creating complementary recurring revenue opportunities.

NuRAN has more than 5,000 tower under contract with Orange and MTN across eight countries, representing expected revenues exceeding US$900 million over five- to ten-year contract terms and continues to build its pipeline. This backlog provides a foundation for long-term recurring revenue growth as the Company activates additional sites and expands its operating base. The underlying market opportunity remains substantial: World Bank data indicate that approximately 731 million people, or 55% of the region’s population, lived in rural Sub-Saharan Africa in 2025. According to the GSMA’s State of Mobile Internet Connectivity 2024, 13% of the population in Sub-Saharan Africa remained outside mobile-internet coverage, while a further 60% lived within a coverage area but did not use mobile internet leaving 40% of the population without connectivity.

The GSMA notes that the coverage gap is concentrated predominantly in rural and sparsely populated areas, where conventional network expansion remains economically challenging. NuRAN’s integrated model combines low-power mobile infrastructure with solar, storage and hybrid power systems designed for these deployment conditions. Through NuEnergy, the Company intends to use its installed infrastructure, customer relationships and operating footprint to improve power reliability at its sites and pursue complementary energy revenues without duplicating its existing market-entry platform.

NuEnergy’s initial mandate is to provide dependable, competitively priced power for NuRAN’s network infrastructure and planned edge-computing facilities. As the platform develops, and subject to local demand, regulation and commercial feasibility, the Company intends to evaluate energy services for nearby customers. These services could create incremental revenue and increase the economic contribution of each deployed site.

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Target Services

•	Power-as-a-Service for NuRAN sites: reliable, competitively priced electricity from solar, battery-storage and hybrid systems for rural connectivity infrastructure.
•	Community charging services: charging hubs for mobile phones and other small devices used by households, merchants and local institutions.
•	Local energy services: power supplied, where commercially viable and permitted, to nearby homes, businesses, community facilities and other third-party customers.
•	Productive-use energy: daytime electricity for shops, small businesses, agricultural users, charging operators and local institutions.
•	Telecom ESCO services: financing, deploying, owning and operating power systems for mobile network operators and other telecommunications infrastructure customers under long-term service arrangements.
•	Edge-computing power infrastructure: dependable, scalable and renewable-enabled power for EDGE AI nodes, data-processing facilities and other distributed digital infrastructure.
•	Energy asset management: operation, monitoring and optimization of solar, storage and hybrid systems to improve uptime, asset utilization and lifecycle economics.

NuEnergy: Expanding Infrastructure Monetization

Growth in mobile connectivity, digital services and distributed computing is increasing demand for reliable, cost-effective power infrastructure across Africa. NuEnergy intends to pursue opportunities in remote and underserved communities where grid access is limited or unavailable, as well as in peri-urban, industrial and other locations where power quality, capacity or reliability constrain telecommunications and digital infrastructure.

Community charging represents an initial potential market in areas where household electricity access remains constrained. Verified Market Research estimated the global mobile phone charging-station market at approximately US$6.3 billion in 2023 and projected it to reach approximately US$25.2 billion by 2031, representing a compound annual growth rate of approximately 21.8%. Charging hubs located near NuRAN sites could serve consumers, merchants and institutions while supporting greater use of voice, data, mobile-money and other digital services. Subject to local demand and commercial feasibility, these hubs could also provide a platform for additional energy services.

NuEnergy also intends to assess an Energy Service Company (“ESCO”) model under which it could finance, deploy, own and operate solar, storage and hybrid power systems for mobile network operators and other telecommunications infrastructure customers. Industry research estimates the African telecom-tower and allied-infrastructure market at approximately US$4.46 billion in 2025 and projects it to reach approximately US$7.82 billion by 2035, a compound annual growth rate of approximately 6.2%. Renewable-powered tower sites have been projected to grow at approximately 11.7% annually through 2031. Long-term energy-service arrangements could reduce customers’ upfront capital requirements, diesel consumption and exposure to power interruptions while creating contracted recurring revenue for NuEnergy.

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NuEnergy also intends to evaluate power infrastructure for distributed EDGE AI computing nodes. Industry estimates indicate that Africa’s edge data-centre market could grow from approximately US$1.7 billion in 2025 to approximately US$4.2 billion by 2031, representing a compound annual growth rate of approximately 10.6%. These facilities require dependable, scalable and increasingly renewable power close to where data is generated and processed. Supporting nodes at telecommunications sites and other strategic locations could extend NuEnergy’s addressable market beyond rural connectivity into localized computing, data processing and digital services.

NuRAN Appoints Wolfgang Rams as Strategic Advisor for NuEnergy

NuRAN has appointed Prof. Dr. Wolfgang Rams as Strategic Advisor to NuEnergy. Prof. Dr. Rams is a telecommunications engineer specializing in mobile networks and holds a doctorate in economics. His experience includes eleven years with Deutsche Telekom and T-Mobile, advisory work for Vodafone, and six years as CFO and subsequently CEO of a company that builds and operates solar minigrids in rural communities across Sub-Saharan Africa, which he co-founded and invested in during 2016. His background combines mobile network technology, decentralized solar power and executive experience in African markets.

In his advisory role, Prof. Dr. Rams is expected to support NuEnergy’s business plan and implementation strategy, including priority-market selection, operating models, technical and financial requirements, strategic partnerships and financing alternatives. He is also expected to support engagement with infrastructure investors, development finance institutions and other potential capital providers. His experience across telecommunications, decentralized renewable energy and African infrastructure is expected to assist NuEnergy’s development as a scalable and financeable platform.

Management Comment

“The activation of 29 additional towers demonstrates renewed progress in converting our contracted backlog into operating assets and recurring revenue,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “NuEnergy is intended to increase the value of our infrastructure by placing our solar, storage and hybrid power systems within a dedicated commercial platform. Using telecom demand as an anchor load, we plan to improve site economics and develop complementary revenues from community energy services, telecom ESCO solutions and distributed digital infrastructure. Our objective is to build a differentiated infrastructure platform that supports stronger cash generation and sustainable long-term shareholder value.”

Sources for Market Estimates

Rural population: World Bank, based on United Nations World Urbanization Prospects — approximately 731.4 million people, or 55% of the population, lived in rural Sub-Saharan Africa in 2025. World Bank

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Mobile connectivity gap: GSMA, The State of Mobile Internet Connectivity 2024 — in Sub-Saharan Africa, 13% of the population remained outside mobile-internet coverage and 60% lived within coverage but did not use mobile internet; the coverage gap is concentrated predominantly in rural, poor and sparsely populated areas. GSMA

Mobile phone charging stations: Verified Market Research, Mobile Phone Charging Station Market Size and Forecast — approximately US$6.3 billion in 2023, projected to reach US$25.2 billion by 2031 (21.8% CAGR). Verified Market Research

Telecom energy infrastructure and ESCO opportunity: Expert Market Research, Africa Telecom Towers and Allied Market Size and Share—Growth, Trends and Forecast — approximately US$4.46 billion in 2025, with projected growth of 6.2% annually through 2035. Expert Market Research

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, a portion of which are built and operating. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to address the economic and technical challenges of rural mobile coverage. Through NuEnergy, its wholly owned subsidiary, NuRAN is also developing a platform to own and operate solar, storage and hybrid power systems across its African footprint.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements other than statements of historical fact are forward-looking statements. Forward-looking statements are generally, but not always, identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions or by statements that certain events, actions or results “may,” “could,” “should,” “would” or “will” occur, be achieved or be realized. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those expressed or implied by such statements.

Forward-looking statements in this news release include, without limitation, statements regarding: the activation, deployment, completion and operation of tower sites, including the 29 sites referenced in this release; the conversion of the Company’s contracted backlog into operating assets, revenue and cash flow; the expected value, timing and duration of revenues associated with the Company’s backlog; the establishment, development, financing, scalability, activities and expected benefits of NuEnergy; the ownership, deployment and operation of solar, battery-storage and hybrid power systems; the availability, reliability and cost of electricity; community charging, local energy, productive-use energy, telecom ESCO, edge-computing power and energy-asset-management opportunities; potential third-party power sales and other commercial arrangements; market size and growth estimates; expected improvements in site economics, margins, asset utilization, operating leverage, capital efficiency, cash generation and recurring revenue; the ability to attract infrastructure investors, development finance institutions and other capital providers; the expected contributions of the Company’s strategic advisor; and the Company’s business plans, strategies, objectives, partnerships, customer demand, financing requirements, growth prospects and creation of long-term shareholder value.

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Forward-looking statements are based on management’s current expectations, estimates, projections, beliefs and assumptions as of the date of this news release, including assumptions regarding: the availability of sufficient financing and working capital on acceptable terms; the timing and cost of site deployments and energy-system installations; the continued performance of customers, suppliers, technology partners, lenders, governments and other counterparties; customer and community demand; the ability to obtain required permits, licences, approvals and land or site access; the availability of equipment, logistics, labour, connectivity and power solutions; the enforceability and continued validity of material contracts; prevailing foreign-exchange rates and economic, political, security, regulatory and market conditions; and the accuracy of third-party market data and projections. Although management considers these assumptions reasonable, they may prove incorrect.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause actual results, performance or achievements to differ materially from those expressed or implied. These factors include, without limitation: the Company’s ability to continue as a going concern and obtain adequate financing and working capital on acceptable terms; the early-stage nature of NuEnergy and the possibility that proposed services, projects or transactions may not proceed; delays, cost overruns, underperformance or changes in the scope or economics of site and energy deployments; the ability to complete, activate and operate contracted sites and collect amounts owed; counterparty, customer-concentration and contract risks; equipment, technology, cybersecurity, network-uptime, supply-chain, logistics and labour risks; fluctuations in foreign-exchange rates, inflation, interest rates and energy or commodity prices; competition and changes in customer demand; regulatory, licensing, permitting, tax, environmental, land-access and compliance risks; political instability, conflict, security conditions and other country risks in the markets in which the Company operates; reliance on third-party market estimates; risks related to the Company’s Nasdaq and other exchange listings and continued compliance with applicable listing standards; the Company’s obligations as a reporting issuer under applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and oversight by the British Columbia Securities Commission; dilution or other consequences of future financings; and the risks described under “Risk Factors” and elsewhere in the Company’s most recent annual report on Form 40-F, subsequent reports furnished on Form 6-K and other filings with the U.S. Securities and Exchange Commission, and in the Company’s filings on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking statements. There can be no assurance that the 29 sites will perform as expected, that the contracted backlog will be deployed or generate the anticipated revenues, that NuEnergy will be developed as planned or achieve any intended benefit, that third-party energy sales or other proposed services will occur, or that any anticipated financing, commercial, operating or financial result will be realized. The forward-looking statements in this news release speak only as of its date and are expressly qualified in their entirety by this cautionary note. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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